Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings
Pre-tax income from continuing operations before adjustment for noncontrolling interest and income or loss from equity investees	513,861	419,327	349,139	392,326	322,758
Add
Fixed Charges	32,942	35,302	37,138	36,643	31,229
Amortization of capitalized interest	1,638	1,757	1,330	1,887	565
Distributed income of equity investee	490	870	575	-	-
Less
Capitalized interest	833	8,992	8,436	14,797	888
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(16)	-	-	-	-
Total	548,114	448,264	379,746	416,059	353,664

Fixed Charges
Interest expense	30,814	24,969	26,413	20,721	29,270
Capitalized interest	833	8,992	8,436	14,797	888
Amortization of debt costs	1,099	1,113	2,042	858	591
Interest element of rentals	196	228	247	267	480
Total	32,942	35,302	37,138	36,643	31,229
Ratio	16.64	12.70	10.23	11.35	11.32